EXHIBIT 99.1

Yamana Gold Announces the Sale of the Gualcamayo Mine and Grants an Option for the La Pepa Project

(All amounts are expressed in United States dollars unless otherwise indicated.)

TORONTO, Oct. 25, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce it has entered into a definitive purchase agreement (the “Purchase Agreement”) to sell 100% of its interest in the Gualcamayo mine located in San Juan Province, Argentina (the “Sale Transaction”) to Mineros S.A. (“Mineros”).

Separately, the Company has agreed to grant Mineros an option to acquire up to a 51% interest in the La Pepa project, located in the Maricunga gold belt, Chile, over an earn in period of four years (subject to extension for certain unexpected contingencies), and then the remaining 49% interest pursuant to a call option (the Option Agreement).

GUALCAMAYO

Pursuant to the Purchase Agreement for Gualcamayo, Yamana will receive consideration made of the following:

  $30 million in cash, payable at closing.
  An additional $30 million in cash upon declaration of commercial production of the Deep Carbonates project, which is an undeveloped mineral resource below the existing oxide gold mineralization at Gualcamayo.
  A 2% net smelter return royalty (“NSR”) at Gualcamayo on metal produced after the initial 396,000 ounces, capped at $50 million of total payments (excluding the Deep Carbonates Project); and
  A 1.5%, uncapped NSR on the Deep Carbonates project.

The Sale Transaction was structured to provide both immediate payments and value, and future payments and value.  The Sale Transaction is consistent with the Company's stated approach to focus on operations and projects where there is more certainty of production, costs, longer life and capital requirements.  Furthermore, with the two NSRs the Company preserves considerable upside value from this structure, both to metal prices and new discoveries and production, in relation to its carrying value.

The total value of the consideration for Gualcamayo resulting from the Sale Transaction is in line with recent market valuations for comparable assets.  These valuations are reflective of the current commodity price environment, which is approximately $100 per ounce of gold lower than as of December 31, 2017.  This total value is estimated at approximately $85.0 million and, as such, the carrying value of Gualcamayo has been reduced to this amount.  However, the consideration offers considerable upside as noted above.

The Sale Transaction is subject to customary regulatory and third party approvals and other customary closing conditions and is expected to close in the fourth quarter of 2018.

LA PEPA

The terms of the Option Agreement for the La Pepa project are as follows:

  Mineros must spend $5 million on the La Pepa project over a two-year period to earn an initial 20% interest.
  To earn an additional 31% interest, Mineros must pay $5 million in cash to the Company on completion of an additional $15 million of spending on the La Pepa project over another two-year period with expenditures directed toward the completion of a National Instrument No. 43-101 compliant technical report.
  Once Mineros has earned the 51% interest, by exercising the call option Mineros may acquire the remaining 49% interest at fair market value, which will be determined pursuant to an agreed upon formula and to be calculated by independent valuators.

During the option term, Mineros will act as operator and nominees of Mineros and Yamana will serve on a technical committee.  The parties expect to sign a shareholders’ agreement that will set forth the parties’ ownership, voting and other rights in a Chilean joint venture company that will be formed to own the La Pepa project.

As part of discussions, the Company evaluated Mineros’ work plans that cumulatively total $20 million and are expected to advance the La Pepa project meaningfully, including but not limited to working towards the completion of a National Instrument No. 43-101 compliant technical report.  The work plan is expected to provide more certainty to the development potential of the project in the medium term and, as such, the Company expects the Option Agreement to surface considerable value for the Company’s 49% interest, whether or not Mineros exercises its final call option.

The work plan currently envisages the following:

  Dealing with the required environmental permits and conducting an exploration drilling program;
  Geological targeting, including soil samples, geophysics, mapping and interpretation, all of which can be done without a permit; and
  Working towards the completion of a preliminary economic assessment (“PEA”) within two years, including an assessment of water availability and water supply infrastructure in the region.

The Company determined that the Option Agreement and, in particular Mineros undertaking the envisaged work plan, which the Company supports, provides a low risk approach to surface value from Le Pepa, and is consistent with Yamana’s focus on pursuing opportunities with more certainty, while preserving exposure to upside value.

The Option Agreement will be signed on closing of the Sale Transaction.

Counsel and Advisors

Yamana has engaged Cassels Brock & Blackwell LLP as its legal advisors. TD Securities Inc. acted as exclusive financial advisor to Yamana.

About Mineros

Headquartered in Medellin, Mineros is a Colombia-based Latin American gold producer with operations in Colombia and Nicaragua. In Colombia, it has produced gold from the El Bagre alluvial operations in Antioquia for over forty years, and more recently, from the La Ye underground mine. In Nicaragua, it produces gold from the Bonanza mine in the North Caribbean Coast Autonomous Region that it acquired in 2013, and through innovative agreements with artisanal miners. Mineros' strategic vision is to expand its operational and project footprint in the Americas.  Additional information on Mineros is available at www.mineros.com.co.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the satisfaction of all closing conditions, the completion of the Sale Transaction, the expected use of proceeds discussed herein and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Sale Transaction and may not be appropriate for other purposes.